Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2011 (1)	2012 (1)
Net income	$148	$147
Equity in earnings of unconsolidated affiliates, net of distributions	(3)	2
Income taxes	87	72
Capitalized interest	(2)	(1)
	230	220

Fixed charges, as defined:

Interest	149	147
Capitalized interest	2	1
Interest component of rentals charged to operating expense	4	2
Total fixed charges	155	150

Earnings, as defined	$385	$370

Ratio of earnings to fixed charges	2.48	2.47
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(1)
Excluded from the computation of fixed charges for the three months ended March 31, 2011 and 2012 is interest expense of $1 million and interest income of $7 million, respectively. which is included in income tax expense.